Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

08004839

29 August 2008

SEC
Mail Processing
Section

SEP 08 2008

Washington, DC
103

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
SEP 12 2008
THOMSON REUTERS

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Cue Acquires New Exploration Acreage in New Zealand

Cue Energy Resources Ltd is pleased to advise that it has acquired a 20% interest in Petroleum Exploration Permit 38494 in the southern Taranaki Basin, offshore New Zealand. Under a farm-in agreement with the operator of the permit, Todd Exploration, Cue will earn its interest in the block by funding 30% of the cost of drilling the Matariki -1 well.

PEP 38494 is situated 50 km from the New Zealand coast, is 5341 sq km in area and lies in 70-100m of water. The prospects and leads inventory for the permit includes the Matariki prospect and the Paua and Pike leads.

Matariki -1 will be the first well drilled in the current permit term. The prospect is a four-way dip closure with exploration objectives identified at several levels that are similar to those that have been shown to be hydrocarbon bearing at the Maari Field. Matariki is located on the Tasman Ridge 22km south of the Maari oil Field. It has the potential to contain approximately 100 MMstb recoverable oil resource and is planned to be drilled utilizing the *Ensco 107* jack-up rig sometime during the second half of 2009 after completion of the Maari development drilling program and the Manaia appraisal well.

Participation in permit PEP 38494 provides Cue with the opportunity to build on its current involvement in the Maari Field. Exploration of the adjacent acreage has clear technical, commercial and operational synergies with the current field development.

- Map attached

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

29th August 2008

Figure 1: PEP 38494 Map



Maari
Manaia
Pike
Paua
Tio
Matariki
Matariki
Tasman Ridge
North Tasman-1
Puanga
Takurua
Kokirikiri
Puanga-iti
Tasman-1
Fresne-1
PEP 38494
Te Whatu-2
Te Whatu-1
6140000
6120000
6100000
6080000
2500000
2520000
2540000
2560000
0 3 6 12 18 24 km

END